Exhibit 10-s-1

NON-EMPLOYEE DIRECTORS’ COMPENSATION SUMMARY

Our non-employee directors receive a retainer at the rate of $85,000 per year for service on our board of directors, payable in cash (in quarterly installments of $21,250 at the beginning of each quarter). This structure is effective for existing directors commencing in October 2006 and is effective upon appointment for any new director (prorated as appropriate).

Under the 2006 Long-Term Incentives Plan, which has been approved by our shareowners (the “Plan”), each director will have the option each year to determine whether to defer all or any part of the cash portion of his or her retainer by electing to receive additional restricted stock units of our common stock valued at the closing price of our common stock on the New York Stock Exchange Composite Transactions reporting system on the date the cash portion of the retainer payment would otherwise be paid.

Under the Plan, each non-employee director is granted 3,000 restricted stock units of our common stock effective upon election as a director. In addition, each non-employee director is granted 1,500 restricted stock units of our common stock on an annual basis immediately after each annual meeting of our shareowners beginning with the shareowners’ meeting following the first anniversary of Board service.

An Audit Committee annual fee will be paid to the Audit Committee Chairman at a fixed annual rate of $10,000 and the other Audit Committee members (excluding the Chairman) at a fixed rate of $5,000 each to be paid in cash (quarterly in advance). Each Audit Committee member (including the Chairman) will have the option each year to determine whether to defer all or any part of his or her Audit Committee annual fee by electing to receive additional restricted stock units of our common stock valued at the closing price of our common stock on the New York Stock Exchange Composite Transactions reporting system on the date the cash retainer payment would otherwise be paid.

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